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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (AMENDMENT NO. 2)*

                            ACT Manufacturing, Inc.
                            ------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
                          ----------------------------
                         (Title of Class of Securities)

                                  000973-10-7
                                  -----------
                                 (CUSIP Number)



     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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-----------------------                                  ---------------------
 CUSIP NO. 000973-10-7                 13G                 PAGE 2 OF 5 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      John A. Pino
      S.S.# ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      United States
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            5,128,318

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          -0-
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             5,128,318

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      5,128,318

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      56.7%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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-----------------------                                  ---------------------
 CUSIP NO. 000973-10-7                 13G                 PAGE 3 OF 5 PAGES
-----------------------                                  ---------------------

Item 1(a).  Name of Issuer: ACT Manufacturing, Inc. (the "Issuer").
            --------------

Item 1(b).  Address of Issuer's Principal Executive Offices: 108 Forest Avenue,
            -----------------------------------------------
            Hudson, Massachusetts  01749.

Item 2(a).  Names of Person Filing:  John A. Pino.
            ----------------------

Item 2(b).  Address of Principal Business Office:  The address of the principal
            ------------------------------------
            business office of Mr. Pino is: ACT Manufacturing, Inc., 108 Forest Avenue, Hudson, Massachusetts 01749.

Item 2(c).  Citizenship:  Mr. Pino is a citizen of the United States.
            -----------

Item 2(d).  Title of Class of Securities:  Common Stock, $.01 par value.
            ----------------------------

Item 2(e).  CUSIP Number:  000973-10-7.
            ------------

Item 3.  If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b),
         -------------------------------------------------------------------
          check whether the person filing is a:
          ------------------------------------

            (a)    [  ]  Broker or Dealer registered under Section 15 of the
                         Securities Exchange Act of 1934 (the "Act").

            (b)    [  ]  Bank as defined in Section 3(a)(6) of the Act.

            (c)    [  ]  Insurance Company as defined in Section 3(a)(19) of the
                         Act.

            (d)    [  ]  Investment Company registered under Section 8 of the
                         Investment Company Act of 1940.

            (e)    [  ]  Investment Adviser registered under Section 203 of the
                         Investment Advisers Act of 1940.

            (f)    [  ]  Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see Rule 13d-1(b)(1)(ii)(F) of the Act.

            (g)    [  ]  Parent Holding Company, in accordance with Rule 13d-
                         1(b)(ii)(G) of the Act.

            (h)    [  ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(H) of the Act.

            Not Applicable.

Item 4.     Ownership:
            ---------

          (a)  Amount Beneficially Owned:   As of December 31, 1997, Mr. Pino
               -------------------------
               beneficially owned an aggregate of 5,128,318 shares of Common Stock. Of this total, 4,446,732 shares are held by Mr. Pino personally, 255,146 shares are held by Mr. Pino as the trustee of The John A. Pino Grantor Retained Annuity Trust dated March 15, 1996, and 426,440 shares are held by Mr. Pino as the trustee of The John A. Pino Grantor Retained Annuity Trust II dated August 16, 1996.
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-----------------------                                  ---------------------
 CUSIP NO. 000973-10-7                 13G                 PAGE 4 OF 5 PAGES
-----------------------                                  ---------------------


          (b)  Percent of Class:  56.7%.  The foregoing percentage is calculated
               ----------------
               based on the 9,051,746 shares of Common Stock reported to be outstanding in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 1997.

          (c)  Number of Shares as to Which Such Person Has:
               --------------------------------------------
               (i)   Sole power to vote or to direct the vote:  5,128,318.

               (ii)  Shared power to vote or to direct the vote:  0.

               (iii) Sole power to dispose or to direct the disposition of:
                     5,128,318.

               (iv)  Shared power to dispose or to direct the disposition of: 0.

Item 5.   Ownership of Five Percent or Less of a Class:
          --------------------------------------------

          Not Applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          ---------------------------------------------------------------

          Not Applicable.

Item 7.   Identification and Classification of the Subsidiary Which Acquired
          ------------------------------------------------------------------
          the Security Being Reported on By the Parent Holding Company:
          ------------------------------------------------------------

          Not Applicable.

Item 8.   Identification and Classification of Members of the Group:
          ---------------------------------------------------------

          Not Applicable.

Item 9.   Notice of Dissolution of Group:
          ------------------------------

          Not Applicable.

Item 10.  Certification:
          -------------

          Not Applicable.  This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b).
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-----------------------                                  ---------------------
 CUSIP NO. 000973-10-7                 13G                 PAGE 5 OF 5 PAGES
-----------------------                                  ---------------------


                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 7, 1998                         /s/ John A. Pino
                                         --------------------------
                                         John A. Pino